APR 2 8 2006

U.S. S MMISSION

06009309

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Infor Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- ~~16472~~ 16427

REPORT FOR THE PERIOD BEGINNING	03/01/05	AND ENDING	02/28/06
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ferris, Baker Watts, Incorporated

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8403 Colesville Road, Suite 900

(No. and Street)

Silver Spring	MD	20910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig R. Hartman	301-273-6025
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street	Baltimore	Maryland	21202
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

7/14/06 om

OATH OR AFFIRMATION

I, Craig R. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ferris, Baker Watts, Incorporated as of February 28, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Craig R. Hartman

WILMA A. PEARSON
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires October 1, 2009

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital Pursuant to Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control
	(p)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

(Together with Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1))

February 28, 2006

(With Independent Auditors' Report Thereon)

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Table of Contents

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
Ferris, Baker Watts, Incorporated:

We have audited the accompanying consolidated statement of financial condition of Ferris, Baker Watts, Incorporated and subsidiaries (the Company) as of February 28, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ferris, Baker Watts, Incorporated and subsidiaries as of February 28, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

April 21, 2006

FERRIS, BAKER WATTS, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

February 28, 2006

(Dollars in thousands, except share data)

Assets

Cash and cash equivalents	$	9,863
Deposits with clearing organizations (cash of $3,202 and securities with a market value of $20,263)		23,465
Receivables:		
Customers (note 3)		131,411
Brokers, dealers and clearing organizations (note 4)		3,011
Receivable under securities loan agreements (note 5)		152,832
Other		22,547
		309,801
Securities owned ($28,968 is pledged as collateral) (notes 6 and 7):		
Marketable, at market value		58,883
Not readily marketable, at estimated fair value		6,514
		65,397
Securities pledged to creditors (note 5)		169,818
Memberships in New York Stock Exchange, Inc., at cost (note 2)		935
Property and equipment, at cost less accumulated depreciation and amortization of $19,963		11,784
Deferred income taxes (note 11)		3,290
Other assets		4,130
	$	598,483

Liabilities and Stockholders' Equity

Payables:		
Short-term bank loan (note 7)	$	3,000
Cash management facilities (note 2)		10,662
Customers, including free credit balances		31,271
Brokers, dealers and clearing organizations (note 4)		7,029
Payable under securities loan agreements (note 5)		180,136
Other		45,172
		277,270
Securities sold, not yet purchased, at market value (note 6)		7,502
Obligation to return securities pledged as collateral (note 5)		169,818
Commitments and contingencies (notes 10 and 13)		
Stockholders' equity (notes 8 and 12):		
Common stock, voting, $.10 par value. Authorized 2,000,000 shares; issued and outstanding 906,227 shares		91
Additional paid-in capital		35,874
Retained earnings		107,928
		143,893
	$	598,483

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Nature of Business

Ferris, Baker Watts, Incorporated (the Company) is primarily engaged in a single line of business as a securities broker dealer and provides several types of services, including execution of principal and agency transactions, underwriting and other investment banking, advisory and asset management services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services, all of which have an impact on the Company's revenues as well as its liquidity.

(2) Summary of Significant Account Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All of the Company's wholly owned subsidiaries, except for FBW Leasecorp, Inc., are "flow-through" subsidiaries for purposes of the Uniform Net Capital Rule of the Securities and Exchange Commission. All material intercompany balances and transactions are eliminated in consolidation.

(b) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash Equivalents

Investments in money market funds are classified as cash equivalents.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis, which is generally three days after trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(Dollars in thousands, except share data)

(e) *Securities-Lending Activities*

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Deposits paid or received on securities borrowed or loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) *Collateral*

In accordance with the provisions of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (SFAS No. 140), the Company has segregated assets pledged as collateral, where the secured party has the right to sell or repledge the collateral, as securities pledged to creditors. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements where the secured party cannot sell or repledge the assets.

(g) *Exchange Memberships*

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in fiscal year 2006.

On March 7, 2006, the New York Stock Exchange, Inc. and Archipelago Holdings, Inc. merged to form a single, publicly traded holding company named NYSE Group, Inc. (NYX). As a result of this merger, the Company surrendered its two exchange memberships for the standard consideration of $300 of cash and 80,177 shares of NYX (valued at $64.25 per share at March 7, 2006) per seat. The NYX shares are subject to transfer restrictions which prohibit any direct or indirect assignment, sale, exchange, transfer, tender or any other disposition. These restrictions are scheduled to expire 12, 24, and 36 months subsequent to the date of issue of the shares, for one-third of the total shares after each such 12-month interval.

(h) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence.

(Continued)

(Dollars in thousands, except share data)

(i) Cash Management Facilities

Cash management facilities payable represents the excess of outstanding checks written on certain banks over amounts on deposit at such banks.

(3) Receivables from Customers

Receivables from customers include amounts due on open transactions and margin balances. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

At February 28, 2006, receivables from and payables to brokers, dealers and clearing organizations consisted of the following:

Receivables:		
Fails to deliver	$	2,148
Receivable from clearing organizations		219
Other (primarily trade date to settlement date adjustment)		644
	$	3,011
Payables:		
Fails to receive	$	6,196
Payable to clearing organizations		534
Other		299
	$	7,029

Payables to brokers, dealers and clearing organizations include amounts which are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

(5) Securities Lending Activities

In accordance with SFAS No. 140, securities pledged to creditors and obligations to return securities pledged as collateral at February 28, 2006 include $145,331 of collateral received by the Company which has been re-pledged under securities loan agreements and $24,487 of securities owned by customers and pledged as collateral under securities loan agreements.

(Dollars in thousands, except share data)

(6) Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at February 28, 2006 consisted of the following:

		Owned	Sold, not yet purchased
Obligations of U.S. Government	$	5,830	2,322
State and municipal obligations		10,586	2
Corporate stocks		28,586	2,009
Corporate and other debt obligations		12,898	3,169
Other		983	—
Total marketable, at market value		58,883	7,502
Corporate stocks		3,394	—
Other		3,120	—
Total not readily marketable, at estimated fair value		6,514	—
	$	65,397	7,502

Securities sold, not yet purchased represent obligations to purchase securities at prevailing market prices. These transactions result in off-balance-sheet risk since the Company's ultimate cost to satisfy the obligations is dependent upon future prices of the securities and may exceed the amounts recognized in the consolidated statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

(7) Short-term Bank Loan

At February 28, 2006, the Company had outstanding borrowings of $3,000 under one uncommitted line of credit with a bank. The facility bears interest at a variable rate based on the federal funds rate plus 0.50% (5.02% at February 28, 2006). This $40 million line of credit facility expires in July 2006 and is renewed on a yearly basis. Borrowings under the facility are collateralized by securities owned by the Company.

(8) Common Stock

Pursuant to the Company's Certificate of Incorporation, all common stock has been issued with restrictions that require the holder to offer the Company the right of first refusal to purchase all shares at book value, as defined in the Certificate of Incorporation, upon termination of employment or prior to transferring any shares held. In March 2005, the Board of Directors approved an additional 1,000,000 shares of common stock.

(Dollars in thousands, except share data)

(9) Employee Benefit Plans

The Company has an employee stock ownership plan which covers substantially all employees. Contributions to the plan made on behalf of employees are subject to vesting provisions and are payable in the Company's common stock after separation as defined in the plan. The plan also provides for in-service withdrawals and diversification of plan assets for eligible employees, as described in the plan.

At February 28, 2006, the Company has reserved 118,008 shares of its common stock for issuance under two stock option plans for certain officers and key employees. The first plan provides for the granting of nonqualified and incentive options for terms ranging from five to ten years. Options under the first plan are granted at not less than fair value at the date of grant and, subject to certain restrictions, are exercisable starting two years from the date of grant. A grantee's previously acquired shares are an acceptable form of payment upon exercise of options. The second plan is a nonqualified discounted stock option plan pursuant to which 20-year options to purchase shares for $1.00 are issuable to certain highly compensated employees. Generally, the options vest over a six-year period except that employees meeting certain age and years of service criteria are vested immediately in the options. Options to purchase 202,000 shares under the stock option plans at prices ranging from $1.00 to $172.39 per share were outstanding at February 28, 2006, of which options to purchase 64,128 shares were exercisable at that date.

(10) Commitments and Contingencies

The Company leases office space and equipment under various noncancelable operating leases. Future annual minimum lease payments are $6,917 in 2007, $6,036 in 2008, $4,723 in 2009, $3,484 in 2010, $2,218 in 2011 and $3,418 thereafter.

The Company is a defendant in certain legal actions relating to its securities business. While the Company's ultimate liability with respect to such actions cannot be determined at present, in the opinion of management, the Company has meritorious defenses as to each of the actions and the resolution thereof will not result in a material adverse effect on the Company's consolidated financial position or results of operations.

(Dollars in thousands, except share data)

(11) Income Taxes

At February 28, 2006, deferred income tax assets and liabilities were as follows:

Deferred income tax assets:		
Depreciation	$	1,732
Stock compensation		1,960
Bad debt reserve		2,063
Accrued liabilities		911
		6,666
Deferred income tax liabilities:		
Unrealized profit – firm securities		3,255
Other		121
		3,376
Net deferred income tax asset	$	3,290

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income to use the related tax deductions as they reverse. Based on the scheduled reversal of the deferred tax liabilities and projections of future taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets at February 28, 2006.

(12) Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected the alternative method of compliance allowed under the rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,500. The rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the rule. In computing net capital, items not readily convertible into cash are generally excluded, and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At February 28, 2006, the Company's net capital was $75,420 which exceeded net capital rule requirements by $72,666.

(13) Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes, settles and finances various securities transactions for its own account and for other brokers, institutions and individual customers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

The Company and its customers may sell securities not yet purchased or write option contracts (short sales). In addition, payables to customers and brokers, dealers and clearing organizations include amounts which are due upon delivery to the Company of underlying securities. The Company also loans securities owned by customers and others to other brokers, and receives cash as collateral. If the counterparty to any of these transactions does not deliver the associated securities, or if the counterparty to a short sale fails to maintain adequate collateral, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the consolidated statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company establishes credit limits for customers and other brokers with which it conducts significant transactions based on a review of the counterparty's financial condition. Substantially all of the Company's receivables are collateralized by marketable securities which customers and other brokers are required to maintain in compliance with regulatory and internal requirements. The adequacy of collateral is reviewed daily and customers and other brokers may be required to deposit additional collateral, reduce receivables or reduce short positions, when necessary. Securities collaterizing receivables are generally held by the Company or due from other parties.

(14) Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased are carried at market quotations for readily marketable securities and at fair values as estimated by management of the Company for securities which are not readily marketable.

Receivables from customers and brokers, dealers and clearing organizations include margin loans which are payable on demand, amounts due on open transactions which usually settle within a few days and cash deposits made in connection with securities borrowed transactions which normally can be closed out within a few days. The carrying amounts of these receivables, which are generally secured by marketable securities, and other receivables approximate fair value.

Payables to customers and brokers, dealers and clearing organizations include free credit balances which are payable on demand, amounts due on open transactions which usually settle within a few days, and cash deposits received in connection with customer short sales and securities loaned transactions which normally can be closed out within a few days. The short-term bank loan is due on demand. Other payables are primarily expense accruals. The carrying amount of payables approximates fair value.

* * * * * * *

As required by the Securities and Exchange Commission, the Company's consolidated statement of financial condition as of February 28, 2006 filed pursuant to Rule 17a-5 is available for examination and copying at the Company's principal office and at the regional office of the Commission in Philadelphia, Pennsylvania.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Board of Directors
Ferris, Baker Watts, Incorporated:

In planning and performing our audit of the consolidated financial statements of Ferris, Baker Watts, Incorporated and subsidiaries (the Company) for the year ended February 28, 2006, we considered its internal control, including control activities for safeguarding customer and Company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the following objective stated in Regulation 1.16:

(1) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and Company assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CFTC, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the New York Stock Exchange, Inc., the SEC, the CFTC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and/or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

April 21, 2006